1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

November 19, 2021

VIA EDGAR

Daniel Greenspan
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Aspiration Funds (the “Registrant”) File No. 811-22922

Dear Mr. Greenspan:
This letter responds to comments that you provided to Stephen Cohen and Phil Garber of Dechert LLP in a telephonic discussion on November 11, 2021, concerning the preliminary proxy statement (the “Proxy Statement”) filed by the Registrant on November 2, 2021, on behalf of the Aspiration Redwood Fund (the “Fund”). We have summarized the comments below, followed by the Registrant’s responses.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the Proxy Statement.

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Comment: The disclosure provides “If the Transaction does not go forward or is indefinitely delayed, the Adviser and its parent will pursue private capital raising opportunities in order to maintain operations.” Please supplementally confirm whether the failure to consummate the Transaction could affect Aspiration Fund Adviser, LLC’s (the “Adviser”) ability to maintain operations.  In addition, please add disclosure to the Proxy Statement explaining the potential impact on the Fund and its shareholders that may result from the Adviser’s inability to maintain operations.
Response: Registrant notes that, if the Transaction does not go forward, the Adviser’s ability to maintain operations over the long term could be affected, and the Adviser could need to pursue private capital raising opportunities to maintain operations.  The Registrant has revised the disclosure as follows to address the potential impact on the Fund if the Adviser and its parent are unable to secure sufficient capital to maintain operations:

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On August 18, 2021, Aspiration Partners Inc. (“Aspiration Partners”), the parent entity of the Adviser, entered into an agreement and plan of merger by and among InterPrivate III Financial Partners Inc., a Delaware corporation (“InterPrivate III”), InterPrivate III Merger Sub Inc., a direct, wholly owned subsidiary of InterPrivate III, and InterPrivate III Merger Sub II LLC, a direct, wholly owned subsidiary of InterPrivate III, pursuant to which InterPrivate III has agreed to acquire all of the outstanding equity interests of Aspiration Partners (the “Transaction”).  InterPrivate III is considered a Special Purpose Acquisition Company, or SPAC, and the Transaction is part of a de-SPAC transaction pursuant to which Aspiration Partners will become a public company.  In connection with the consummation of the Transaction, InterPrivate III will become a public benefit corporation under Delaware law and will be renamed “Aspiration, Inc.” The Transaction is subject to the approval of shareholders of Aspiration Partners and InterPrivate III.  If the Transaction does not go forward or is indefinitely delayed, the Adviser and its parent will pursue private capital raising opportunities in order to maintain operations.  In the event that the Adviser and its parent are unable to raise sufficient capital to maintain operations, the Adviser may be unable to continue providing investment advisory services to the Fund and the Fund may be required to consider alternative arrangements, including the appointment of a new investment adviser or liquidation of the Fund.

2.
Comment: Please supplementally confirm and add disclosure to the proxy statement explaining why the parties to the Transaction Agreement intend to rely on Section 15(f) of the 1940 Act.
Response: Certain of the Adviser’s control persons intend to sell some or all of their holdings in the Adviser’s parent entity in connection with the Transaction.  Because the proceeds of such sale could be viewed for purposes of Section 15(f) as a “benefit” received by an affiliated person of the Adviser in connection with the change of control, the parties to the Transaction Agreement intend to rely on Section 15(f).   Registrant has revised the Proxy Statement as follows to address the Staff’s comment:

The Board has been advised that, in connection with the Transaction, the parties to the Transaction Agreement intend to rely on Section 15(f) of the 1940 Act, which provides a non-exclusive safe harbor for an investment adviser to an investment company, and any of the investment adviser’s affiliated persons (as that term is defined in the 1940 Act), to receive any amount or benefit in connection with a change in control of an investment adviser ~~so long as two conditions are met~~ subject to certain conditions being met.  Because affiliates of the Adviser may be deemed to receive a “benefit” in connection with the Transaction through the sale of their shares of Aspiration, the parties to the Transaction Agreement intend to rely on Section 15(f).

3.
Comment:  Please revise the disclosure regarding broker non-votes to state that if a shareholder does not provide voting instructions to its broker, then the broker cannot vote their shares and the investor’s shares will not be counted for purposes of determining the presence of a quorum and will not be voted on the proposal.
Response: Registrant has revised the Proxy Statement to remove references to broker non-votes.  The Registrant notes that all shareholders of the Fund are clients of the Adviser and hold their shares directly with the transfer agent.  As a result, shareholders will not be instructing their brokers on how to vote their Fund shares and the disclosures relating to broker non-votes can be removed in their entirety.

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If you have any questions concerning the foregoing, please do not hesitate to call me at 202.261.3304.
Very truly yours,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Andrei Cherny
Aspiration Fund Adviser, LLC

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